August 31, 2010

Parker Morrill
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:           U.S. Energy Corp. - File No. 0-06814

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010

Supplemental Information

Dear Mr. Morrill:

We have reviewed your comment letter of August 23, 2010 and respond as set forth below.  Because of the uncertainty of how to respond to some of the comments, we do not wish to make any filings on Edgar until we attained resolution of all comments.

Form 10-K for the Fiscal year Ended December 31, 2009

Exhibit 99.1, Report of Ryder Scott Company, L.P.

Comment 1:

We note your July 20, 2010 response to comments 3, 4, and 5 from our letter to you dated July 1, 2010.  Please file the revised report with the amended Form 10-K as soon as it becomes available.

Response:

We have received Ryder Scott’s revised report.  Ryder Scott has been advising us that they were in discussions with the staff (probably the Office of Engineering, though we are not certain of this) about the scope of changes requested to be made by Ryder Scott for a number of their clients, including U.S. Energy.  We are including Ryder Scott’s revised report, Exhibit A, with this letter, and a copy of their original report, Exhibit B, filed in the Form 10-K for convenient reference.  We are not sure of all the changes which were made in the revised report, so we are providing both for your consideration of the adequacy of the revised report in light of your comment. Since we are not in position to make the determination, we would appreciate you’re advising us if the revised report is indeed responsive.

Exhibit 99.2, Report of Cawley, Gillespie and Associate, Inc.

Comment 2:

We note your response to comments 6, 7, and 8 from our letter to you dated July 1, 2010 Please file the revised report with the amended Form 10-K.

Response:

Cawley, Gillespie also has provided a revised report, which will be filed as an exhibit to the Form 10-K/A.

Definitive Proxy Statement on Schedule 14A filed April 29, 2010

Business Experience and Other Directorships of Directors and Officers, page 15

Comment 3:

We note your response to comment 9 from our letter to you dated July 1, 2010.  Please provide the proposed disclosure where appropriate in the amended Form 10-K that you file to provide the revised engineering reports.

Response:

Mr. Conrad was not a director at December 31, 2009, nor, at that date, had he been recommended by the Nominating Committee for nomination as a director for inclusion in the proxy statement for the June 2010 annual shareholders meeting.  However, it does not seem inappropriate for U.S. Energy to make the requested disclosure in Part III, Item 10 of the Form 10-K/A, which also will file the revised independent engineers’ reports.

Compensation Discussion and Analysis, page 18

Comment 4:

Insofar as the compensation committee appears to have utilized benchmarking, please provide all the disclosure which Item 402(b)(2)(xiv) of Regulation S-K requires.

Response:

As stated in our initial response to this comment, U.S. Energy does not engage in benchmarking. In support of this position, we advise you as follows:

In March 2009, the Compensation Committee drafted and proposed to the full Board of Directors the adoption of the Performance Compensation Plan (the PCP”), which was adopted in April 2009.  The PCP was first disclosed in the proxy statement for the 2009 annual shareholders meeting, and again in the proxy statement for the 2010 annual shareholders meeting.  To date, there have been no changes in how, or how much, we compensate the executives since implementation of the PCP in 2009.

In fourth quarter 2008, the Compensation Committee requested, and management prepared an analysis of reports and proxy statements filed by 121 public companies in the Industrial Metals and Minerals, Independent Oil and Gas, and Oil and Gas Exploration sectors.  The data base companies had market capitalizations of $50 million to $100 million; 33% were United States companies and 67% were Canadian companies.  Canadian companies were included because U.S. Energy is in the mining-mineral exploration industry (the Mt. Emmons molybdenum property in Colorado), and there are many more mining companies in Canada than the United States.  The survey covered oil and gas companies because we had initiated oil and gas exploration activities in 2008, and a large number of oil and gas companies of similar size and market capitalization are located in Canada.

The analysis, which was only a survey, looked at (a) base salary compensation, (b) annual increases, (c) equity compensation and (d) bonuses in the group of companies.  The survey also showed a wide-spread prevalence of employment contracts between companies and their executives.

The survey was used only as a basis to determine if the various elements of compensation paid by U.S. Energy (base salary under written employment agreements, cash bonuses, and equity awards) generally were within the ranges reported by the compared group.  Overall, the survey confirmed that U.S. Energy’s compensation package was not materially different in terms of the types of categories, or average ranges within each category, from those reported by the compared companies.

U.S. Energy has not adopted any element of executive compensation, or changed any of the existing compensation elements, or paid executives because of, the compared companies’ performance.  Further, the only element of executive compensation that has been implemented since the late 2008 survey was completed, was the PCP.  There is no benchmarking metric in the PCP, and the Compensation Committee did not take into account the survey to justify or provide other foundation for the PCP.

Further, the Compensation Committee has not based any of its discrete compensation decisions (for an example, whether the Company has met a threshold in the PCP) upon, or justified such decisions with reference to, how any other company, public or private, has performed, or paid its executives.

We believe the above, in light of the Division’s answer to question 118.05 in its Compliance Disclosure and Interpretations, confirms our view that U.S. Energy is not engaged in benchmarking.

“Question: Item 402(b)(2)(xiv) provides, as an example of material information to be disclosed in the Compensation Discussion and Analysis, depending on the facts and circumstances, "[w]hether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies)." What does "benchmarking" mean in this context?

Answer: In this context, benchmarking generally entails using compensation data about other companies as a reference point on which — either wholly or in part — to base, justify or providea framework for a compensation decision.  It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices. [emphasis added]

Even though U.S. Energy set up its own survey and analysis, instead of reviewing or considering a third party survey, we do not believe that this difference makes the Division’s position inapplicable here.  As a result, we do not believe it necessary to make any changes to the 2010 proxy statement disclosure.  However, we have noted a typographical error in that disclosure.  “In the first quarter 2010 . . .” should have read “In the fourth quarter 2008 . . .”   We will make that change in the next proxy statement (for the June 2011 annual meeting).  We do not think that this error warrants immediate rectification, because, as stated above, the survey was not utilized in implementing the PCP or making any other change to executive compensation.

Comment 5:

We note your response to comment 11 from our letter to you dated July 1, 2010.  We also note your statement that the personal goals are “quantifiable goals designed to increase shareholder value.”  Please disclose the specific personal goals and targets that were set for each named executive.  See Item 402(b) of Regulation S-K.

Response:

We propose making the following disclosures under Part III, Item 11 of the Form 10-K/A.

Each of U.S. Energy’s four executives is eligible for an annual cash bonus based on the PCP, under which a maximum of 10% of base pay is allocated for attainment of personal goals, and the remaining 90% is allocated to various other non-personal goals.  The personal goals are set annually by each executive, then reviewed for accomplishment by the other executives and ultimately approved, or not approved, by the Compensation Committee.  The goals for 2009 were as follows:

Keith G. Larsen, Chief Executive Officer, and Mark J. Larsen, President and Chief Operating Officer

Maintain a hard working and knowledgeable employee staff; preserve cash and maximize yield on cash investments; develop a strong investor relations program to sustain and increase market interest in the Company’s stock; increase oil and gas production to an equivalent of 700 barrels per day by December 31, 2009; obtain long term financing for Remington Village; participate in alternative renewable energy investments; continue the search for either an oil and gas acquisition target or purchase existing production; insure long term advancement of the Mt. Emmons molybdenum project; and meet the departmental and corporate annual budgets.

Robert Scott Lorimer, Chief Financial Officer

Improve clarity of disclosures in SEC filings; help improve communications to shareholders and the market on U.S. Energy’s complimentary business focus (oil and gas for recurring revenues, Mt. Emmons for long-term potential); serve on management committees for the Mt. Emmons and geothermal projects; keep all audit and quarterly financial statement review adjustments to less than five per year, with no material weaknesses for internal controls; attend seminars on upcoming IFRS implementation matters; and cross-train accounting staff for general ledger responsibilities.

Steven R. Youngbauer, General Counsel and Secretary

Advise management and the Board of Directors on corporate governance and legal issues to achieve the Company’s business strategy, increase shareholder value, and minimize litigation exposure; draft, review and negotiate contracts for the Company’s business as directed; advise management on compliance and enforcement of existing agreements; manage outside legal counsel in all legal matters by providing guidance, coordination and oversight to achieve a ten percent reduction on the Company’s budget for overall legal costs  during the year.

Closing:

We confirm to you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any questions in the course of review, please contact me at the above phone number, scott@usnrg.com, or our counsel, Steve Rounds, at 303.377.6997, or by e-mail to him at sercounsel@msn.com.

Sincerely,

/s/ Robert Scott Lorimer

Robert Scott Lorimer,
CFO/V.P. Finance